Exhibit 99.1

Contact:

Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Reports Financial Results for the Second Quarter of 2016,

Expands Share Repurchase Program

SHANGHAI, China, August 12, 2016 – Acorn International, Inc. (NYSE: ATV) ("Acorn" or the "Company"), today announced its unaudited financial results for the second quarter ended June 30, 2016.

In the second quarter of 2016, Acorn’s management continued to execute on its plan to reorganize and turn around the business. The year-over-year decline in revenue reflects the ongoing transition of the Company’s business model. However, higher gross margin, significant reductions in operating expenses and a $12.1 million gain from the sale of shares of Yimeng Software Technology Co., Ltd (“Yimeng”), a publicly traded company in China, resulted in a net profit of $5.7 million for the quarter and an improved cash position.

In the second half of 2016, Acorn will continue its efforts to increase revenue, maintain its cost structure and generate additional cash flow. Management will focus on growing sales of its proprietary-branded products as well as third-party products and brands through e-commerce, its other direct sales platforms as well as its nationwide distribution network. As part of its ongoing policy to liquidate non-core assets, Acorn plans to sell certain non-core assets with a carrying amount of approximately $17.6 million and may sell additional shares of Yimeng, as appropriate.

Financial Results for the Second Quarter of 2016:

Total net revenues were $3.9 million in the second quarter of 2016, down from $8.1 million in the second quarter of 2015.

Cost of sales in the second quarter of 2016 was $1.7 million, down from $5.7 million in the second quarter of 2015.

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Gross profit in the second quarter of 2016 was $2.2 million, as compared to $2.5 million in the second quarter of 2015. Gross margin was 57% in the second quarter of 2016, up from 30% in the second quarter of 2015.

Total operating expenses in the second quarter of 2016 were of $5.9 million, compared to total operating expenses of $16.2 million in the second quarter of 2015.

Loss from operations was $3.7 million in the second quarter of 2016, as compared to a loss from operations of $13.7 million in the second quarter of 2015.

Share-based compensation was $0.4 million in the second quarter of 2016, as compared to nil in the second quarter of 2015.

Other income was $12.4 million in the second quarter of 2016, primarily attributable to gains from sales of Yimeng shares, as compared to other income of $0.4 million in the second quarter of 2015.

Net income was $5.7 million in the second quarter of 2016 as compared to a net loss of $13.2 million in the second quarter of 2015.

As of June 30, 2016, Acorn’s cash and cash equivalents, with restricted cash, totaled $30.5 million, as compared to $12.3 million as of December 31, 2015.

Expanded Stock Repurchase Program

Effective August 8, 2016, the Board of Directors of the Company authorized an expansion of the share repurchase program. Under the original share repurchase program announced in January 2016, the Company was authorized to purchase up to $2 million worth of its American depositary shares (“ADSs”). The Board increased the Company's repurchase authority under the stock repurchase program so that up to $4 million worth of its ADSs can be repurchased. As of June 30, the Company had repurchased approximately 13,005 ADSs at an average price $4.36 per ADS.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors, and are subject to the restrictions relating to volume, price and timing under applicable law. The Company plans to fund repurchases from its existing cash balance.

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Conference Call

The Company will host a conference call at 8:30 a.m. ET (5:30 a.m. PT), August 12, 2016 to discuss financial results. Dial-in details for the earnings conference call are as follows:

US/Canada:	1-888-713-3592
Northern China:	10-800-714-1504
Southern China:	10-800-140-1379
Hong Kong:	800-903-658
International:	913-312-1480

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode 6187199 to join the call. A replay will be available approximately two hours following the conclusion of the conference call through August 19, 2016 and can be accessed by dialing (888) 203-1112, or (719) 457-0820, passcode 6187199. An archived audio file of the call will be available on the Company’s website http://www.acorninternationalir.com/home/news-and-events/webcasts-and-presentations/.

About Acorn International, Inc.

Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

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Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements and include statements with respect to the Company’s ability to increase revenue, maintain its cost structure and generate additional cash flow; the Company’s ability to grow sales of its proprietary-branded products as well as third-party products and brands through e-commerce, its other direct sales platforms as well as its nationwide distribution network; and the Company ability to sell its non-core assets as planned. The Company’s efforts to implement its proposed business plans, reduction of operating expenses or sale of its assets may not succeed as anticipated or at all. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company's ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company's ability to stay abreast of consumer market trends and maintain the Company's reputation and consumer confidence; the Company's ability to execute and maintain a successful market strategy; potential unauthorized use of the Company's intellectual property; potential disruption of the Company's manufacturing processes; increasing competition in China's consumer market; the Company's U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 2015 annual report on Form 20-F filed with SEC on May 16, 2016. For a discussion of other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 8 of the Company's Form 20-F for the fiscal year ended December 31, 2015. The Company's actual results of operations for the second quarter of 2016 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

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ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	3 Months Ended June 30		6 Months Ended June 30
	2015 (unaudited)	2016 (unaudited)	2015 (unaudited)	2016 (unaudited)

Net revenues	8,146,868	3,857,726	24,444,068	10,915,966
Cost of revenues	(5,677,208)	(1,650,582)	(16,381,610)	(5,574,994)
Gross profit	2,469,660	2,207,144	8,062,458	5,340,972
Operating (expenses) income
Advertising expenses	(44,408)	-	(2,092,066)	(23,701)
Other selling and marketing expenses	(8,815,461)	(2,894,496)	(15,450,027)	(5,581,752)
General and administrative expenses	(6,597,193)	(3,431,840)	(14,135,223)	(6,756,414)
Other operating income, net	(748,952)	418,376	(195,933)	6,792,640
Total operating (expenses) income	(16,206,014)	(5,907,960)	(31,873,249)	(5,569,227)
Income (loss) from operations	(13,736,354)	(3,700,816)	(23,810,791)	(228,255)
Other income, net	436,032	12,402,783	707,997	18,090,579
Income (loss) before income taxes and equity in losses of affiliates	(13,300,322)	8,701,967	(23,102,794)	17,862,324
Income tax expenses	54,625	(2,989,278)	48,262	(4,759,291)
Equity in losses of affiliates	-	-	-	-
Net income (loss)	(13,245,697)	5,712,689	(23,054,532)	13,103,033
Net (loss) attributable to noncontrolling interests	(20,006)	(12,375)	(39,278)	(22,838)
Net income (loss) attributable to Acorn International, Inc.	(13,225,691)	5,725,064	(23,015,254)	13,125,871

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ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2015	June 30, 2016
		(Unaudited)
Assets
Cash and cash equivalents	12,146,854	30,372,118
Restricted cash	126,278	123,658
Accounts receivable, net	1,905,499	1,207,903
Notes receivable	276,062	176,239
Inventory	4,135,624	3,765,649
Held-for-sale assets	3,808,471	-
Prepaid advertising expenses	474,761	442,544
Other prepaid expenses and current assets, net	6,314,872	4,926,945
Deferred tax assets, net	1,076,154	1,053,824
Current assets	30,264,575	42,068,880

Prepaid land use rights	7,195,292	6,964,067
Property and equipment, net	16,615,300	15,606,355
Acquired intangible assets, net	876,970	726,122
Investments in affiliates	718,121	718,121
Available-for-sale securities	181,164,778	75,399,959
Convertible loan	3,257,622	3,324,060
Other long-term assets	626,108	468,991
Total assets	240,718,766	145,276,555

Liabilities and equity
Accounts payable	3,061,519	1,810,006
Accrued expenses and other current liabilities	11,855,695	5,564,425
Income taxes payable	2,091,559	6,305,030
Deferred revenue	548,066	452,362
Current liabilities	17,556,839	14,131,823

Deferred tax liability	44,449,212	18,303,521
Total liabilities	62,006,051	32,435,344

Equity
Ordinary shares	890,185	890,185
Additional paid-in capital	161,308,330	161,716,868
Accumulated deficits	(126,349,246)	(113,223,375)
Accumulated other comprehensive income	162,580,400	83,262,449
Treasury stock, at cost	(20,109,451)	(20,166,747)
Total Acorn International, Inc. shareholders' equity	178,320,218	112,479,380

Noncontrolling interests	392,497	361,831
Total equity	178,712,715	112,841,211
Total liabilities and equity	240,718,766	145,276,555

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